UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Forma Therapeutics Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

34633R104

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Telephone: 617.778.2500

Attn: Peter Kolchinsky

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 23, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34633R104	13D

1	Names of Reporting Persons. RA Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0 shares
	8	Shared Voting Power	9,011,651 shares
	9	Sole Dispositive Power	0 shares
	10	Shared Dispositive Power	9,011,651 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,011,651 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 23.4%[1]
14	Type of Reporting Person (See Instructions) IA, PN

1 The reporting person is the beneficial owner of 9,011,651 shares of the Issuer’s Common Stock which constitute approximately 23.4% of the class outstanding. The percentage calculation assumes that there are currently 38,579,475 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission (“SEC”) on June 22, 2020.

CUSIP No. 34633R104	13D

1	Names of Reporting Persons. Peter Kolchinsky
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0 shares
	8	Shared Voting Power	9,011,651 shares
	9	Sole Dispositive Power	0 shares
	10	Shared Dispositive Power	9,011,651 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,011,651 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 23.4%[1]
14	Type of Reporting Person (See Instructions) HC, IN

1 The reporting person is the beneficial owner of 9,011,651 shares of the Issuer’s Common Stock which constitute approximately 23.4% of the class outstanding. The percentage calculation assumes that there are currently 38,579,475 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission (“SEC”) on June 22, 2020.

CUSIP No. 34633R104	13D

1	Names of Reporting Persons. Rajeev Shah
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0 shares
	8	Shared Voting Power	9,011,651 shares
	9	Sole Dispositive Power	0 shares
	10	Shared Dispositive Power	9,011,651 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,011,651 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 23.4%[1]
14	Type of Reporting Person (See Instructions) HC, IN

1 The reporting person is the beneficial owner of 9,011,651 shares of the Issuer’s Common Stock which constitute approximately 23.4% of the class outstanding. The percentage calculation assumes that there are currently 38,579,475 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission (“SEC”) on June 22, 2020.

CUSIP No. 34633R104	13D

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D (the “Statement”) relates to common stock, par value $0.001 per share (the “Common Stock”), of Forma Therapeutics Holdings, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is: 500 Arsenal Street, Suite 100, Watertown, MA 02472.

Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of RA Capital Management, L.P. (“ RA Capital”), Peter Kolchinsky, and Rajeev Shah. RA Capital, Dr. Kolchinsky, and Mr. Shah are collectively referred to herein as the “Reporting Persons”.

The Common Stock reported herein includes 6,958,208 shares held by RA Capital Healthcare Fund, L.P. (the “Fund”), 542,018 shares held in a separately managed account (the “Account”), and 1,511,425 shares held by RA Capital Nexus Fund, L.P. (the “Nexus Fund”). RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund GP, LLC is the general partner of the Nexus Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund, the Account, and the Nexus Fund and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Issuer held by the Fund, the Account, or the Nexus Fund. The Fund and the Nexus Fund have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund’s and the Nexus Fund’s portfolio, including the shares of the Issuer’s Common Stock reported herein.  Because the Fund and the Nexus Fund have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days’ notice, the Fund and the Nexus Fund disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D Statement (the “Statement”) other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.

(b) The business address of each of the Reporting Persons is: 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(c) The Fund and the Nexus Fund are private investment vehicles. RA Capital provides investment management services to the Fund, the Account, and the Nexus Fund. The principal occupation of Dr. Kolchinsky and Mr. Shah is investment management.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 34633R104	13D

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the cover pages.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), the Reporting Persons caused the Fund, the Account, and the Nexus Fund to purchase equity interests in the Issuer’s predecessor in a private placement, and those interests automatically converted into 5,011,651 shares of Common Stock immediately upon completion of the IPO. The Fund and the Nexus Fund also purchased 4,000,000 shares of Common Stock from the underwriters of the IPO. All purchases were for cash and were funded by working capital of the Fund, the Account, and the Nexus Fund.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Common Stock reported herein for investment purposes and not with an intent, purpose or effect of changing control of the Issuer. Although the Reporting Persons currently have no plan or proposal to acquire any additional Common Stock or to dispose of any of the Common Stock reported herein, the Reporting Persons may acquire additional Common Stock from time to time or dispose of Common Stock they beneficially own, consistent with their investment purposes and in amounts to be determined by the Reporting Persons based upon a number of factors, including, without limitation, their ongoing assessment of the Issuer's business prospects, prevailing market conditions, the availability of other investment opportunities, and/or other considerations.

In addition, consistent with their investment purpose, the Reporting Persons may engage in communications with persons associated with the Issuer, including shareholders of the Issuer, officers of the Issuer and/or members of the board of directors of the Issuer, to discuss matters regarding the Issuer, including but not limited to its operations and strategic direction. Dr. Kolchinsky currently serves as a director of the Issuer and therefore will engage in regular discussions with the Issuer’s board of directors and management as part of his duties as a director.

The Reporting Persons have no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

The Reporting Persons may, however, change their purpose and formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-11 of the cover pages and Item 2 above.

(c) The following table lists the Reporting Persons’ transactions in Common Stock that were effected during the sixty day period prior to the filing of this Schedule 13D:

CUSIP No. 34633R104	13D

Transaction	Date	No. Shares	Price
Conversion	23-Jun-2020	3,216,720*, 542,018^, and 1,252,913	(1)
Purchase	23-Jun-2020	3,741,488* and 258,512	$20.00

(1)	The Reporting Persons acquired Series D Preferred Stock of the Issuer’s predecessor which closed on or around December 18, 2019. All Series D Preferred Stock converted automatically on a 1-for-4.2775 basis into Common Stock in connection with the IPO closing on June 23, 2020.

Shares marked with an * were acquired by the Fund, shares marked with an ^ were acquired by the Account. The remaining shares were acquired for the Nexus Fund.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a standard lock-up agreement with the Issuer and the underwriters of the IPO, prohibiting any sale of certain Common Stock holdings reported herein during the 180 days following the closing of the offering. The Reporting Persons may be released from lock-up prior to the expiration of the lock-up period at the sole discretion of the underwriters.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 Joint Filing Agreement by and among the Reporting Persons.

CUSIP No. 34633R104	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2020

RA CAPITAL MANAGEMENT, L.P.

By: /s/ Peter Kolchinsky
Peter Kolchinsky
Manager

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah